UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

GENERAL INSTRUCTIONS

I.	Form F-N shall be filed with the Commission in connection with the filing of a registration statement under the Securities Act of 1933 by:

1.
a foreign issuer that is a foreign bank or foreign insurance company excepted from the definition of an investment company by rule 3a-6 [17 CFR 270.3a-6] under the Investment Company Act of 1940 (the “1940 Act”);

2.
a foreign issuer that is a finance subsidiary of a foreign bank or foreign insurance company, as those terms are defined in rule 3a-6 under the 1940 Act, if such finance subsidiary is excepted from the definition of investment company by rule 3a-5 [17 CFR 270.3a-5] under the 1940 Act; or

3.
a foreign issuer that is excepted from the definition of investment company by rule 3a-1 [17 CFR 270.3a-1] under the 1940 Act because some or all of its majority-owned subsidiaries are foreign banks or foreign insurance companies excepted from the definition of investment company by rule 3a-6 under the 1940 Act.

II.	Notwithstanding paragraph (I), the following foreign issuers are not required to file form F-N:

1.	a foreign issuer that has filed Form F-X [17 CFR 239.42] under the Securities Act of 1933 with the Commission with respect to the securities being offered; and

2.
a foreign issuer filing a registration statement relating to debt securities or non-voting preferred stock that has on file with the Commission a currently accurate Form N-6C9 [17 CFR 274.304, rescinded] under the 1940 Act.

III.
Six copies of the Form F-N, one of which shall be manually signed, shall be filed with the Commission at its principal office.  A form F-N filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.

A.	Name of issuer or person filing (“Filer”): The Royal Bank of Scotland Group plc

B.	This is (select one):

☒	an original filing for the Filer
☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being Filed

Name of registrant The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc

Form type F-3

File Number (if known) 333-162219

Filed by The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc

Date Filed (if filed concurrently, so indicate) September 30, 2009, filed concurrently

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)
United Kingdom

and has its principal place of business at (Address in full and telephone number)
RBS Gogarburn, PO Box 1000, Edinburgh, EH12 1HQ, United Kingdom, Tel: +44 (0)131 523 2333

E.
The Filer designates and appoints (Name of United States person serving as agent) John Fawcett, Chief Financial Officer, Citizens Financial Group, Inc. (“Agent”) located at (Address in full in the United States and telephone number) 600 Washington Boulevard, Stamford, Connecticut, 06901, telephone: (212) 897 5087 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) F-3 filed on (Date) September 30, 2009 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof has been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934.  Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the application period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.
Each person filing this form undertakes to make available in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of Edinburgh	County of United Kingdom

this 30th	day of September 2009 A.D.

Filer:  The Royal Bank of Scotland Group plc

By:	/s/ Angela McEntee
Name: Angela McEntee Title: Assistant Secretary

This statement has been signed by the following persons in the capacities on the dates indicated.

John Fawcett
Title:	Authorized Agent for Service of Process in the United States

By:	/s/ John Fawcett
Name: John Fawcett
Title:  Chief Financial Officer, Citizens Financial Group, Inc.
September 30, 2009